Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-3 of our report dated August 28, 2008, relating to the supplemental consolidated and predecessor combined financial statements of Capital Product Partners L.P. (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the formation of Capital Product Partners L.P. and retroactive adjustments to previously issued predecessor financial statements resulting from transactions between entities under common control) appearing in the Form 6-K of Capital Product Partners L.P. dated August 29, 2008, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/Deloitte

Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece
August 29, 2008